UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Roberta
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation
   SNB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |-     |-   |-|-                 |-  |-          |65,024             |I     |Note 1                     |
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     "            "        |11/5/9|J   |-|7,304             |D  |-          |0                  |I     |Note 2                     |
                           |9     |    | |                  |   |           |                   |      |                           |
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     "            "        |-     |-   |-|-                 |-  |-          |6,667              |I     |Note 3                     |
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     "            "        |11/30/|J (4|-|20,000            |D  |-          |0                  |D     |Note 4                     |
                           |99    |)   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
No Securities Owned   |-       |-    |-   |-|- -        |A,D|-    |-    |-           |-      |-      |-           |-  |-           |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: The proportionate interest of the Roberta Bainum Grantor Retained Annuity Trust dated September 5, 1996, the sole trustee of which is Ms. Bainum, in shares (593,209) owned by Mid Pines Associates, L.P.
Note 2: Roberta Bainum previously reported her proportionate interest in shares owned by Vintage Limited
Partnership (along with her minor child). On November 5, 1999, Vintage contributed its portfolio of Sunburst shares to Cambridge LLC, a family owned entity. Shares held by Cambridge are not attributable to Ms. Bainum or her minor child.
Note 3: The proportionate interest of Roberta Bainum in shares (593,209) owned by Mid Pines Associates, L.P.
Note 4: On November 30, 1999, Roberta Bainum transferred 20,000 shares she owned directly to the Roberta
Bainum Irrevocable Trust. Her brother is the trustee and she is the beneficiary.